Exhibit 99.4

Bluecrest Transforms Healthcare Experience with NiCE Copilot, Delivering

94% Call Answer Rate Improvements

AI-powered automation and real-time guidance drive 100% interaction analysis, improving patient access and operational efficiency at scale

Hoboken, N.J., August 18, 2026 – NiCE (Nasdaq: NICE) today announced that Bluecrest, a leading UK health intelligence company, has transformed its contact center into an AI-powered, insight-driven operation using the NiCE CXone platform to deliver significant improvements in patient access, operational efficiency, and customer outcomes.

Bluecrest’s transformation, working with the UK’s longest-running contact center service provider SVL Business Solutions, enabled a fundamental shift to an AI-enabled operating model, where artificial intelligence is embedded across the customer journey to drive real-time decisions, automate manual work, and unlock actionable insight at scale. Operating one of the UK’s largest direct clinic networks, Bluecrest needed to move beyond a legacy environment that limited visibility, consistency, and scalability. With CXone, the organization established a modern AI foundation that connects interactions, data, and workflows—enabling continuous improvement across both customer experience and operations.

AI a core operational capability

AI is now deeply embedded across Bluecrest’s core workflows, transforming how work gets done at every stage of the customer journey. From AI-powered AutoSummary, which eliminates manual documentation and reduces cognitive load, to Copilot and real-time journey summaries that improves the quality and consistency of every interaction, AI actively augments advisor performance in the moment. At the same time, interaction analytics and end-to-end transcription convert every conversation into structured, actionable intelligence—providing complete visibility into customer intent, behavior, and outcomes, and enabling continuous, data-driven improvement across the operation.

By embedding AI into daily operations, Bluecrest has moved beyond efficiency gains to deliver tangible business and customer outcomes:

•	£250,000 annual savings driven by AI-powered reduction in after-call work (3.5 to less than 2.5 minutes).

•	94% call answer rate, significantly improving patient access.

•	100% of interactions analyzed, replacing manual dispositions with behavioral insight.

•	Analytics-driven coaching increased key product conversations from 10% to 70%, contributing to 2,200+ new subscriptions.

These improvements reflect a broader shift to data-driven, behavior-led performance management, where AI continuously identifies opportunities to improve both experience and outcomes.

AI has also redefined the role of the advisor. By automating repetitive tasks, Bluecrest has enabled advisors to focus on higher-value, more meaningful customer interactions. Structured summaries, guided workflows, and conversational intelligence reduce cognitive load while improving consistency, compliance, and quality.

Leaders now use AI-driven insights to deliver targeted, evidence-based coaching, replacing anecdotal feedback with precise behavioral data—driving measurable improvements in both performance and customer outcomes.

Beyond productivity, AI has enabled Bluecrest to build a more resilient and responsive operation. Real-time dashboards now support proactive decision-making, while full interaction visibility allows teams to rapidly detect and resolve issues as they arise. Continuous AI-driven insights enable ongoing optimization of customer journeys and operational processes, and the elimination of platform-related outages ensures consistent, reliable service delivery. This creates an environment where every interaction contributes to learning and continuous improvement.

Building the foundation for future AI innovation

With AI now embedded as a core capability, Bluecrest has established a scalable foundation for continued innovation—from deeper automation to more proactive and agentic AI use cases.

“CXone has enabled us to move from a reactive operation to one that is truly insight-driven,” said Russell White, Director of AI and Transformation, Bluecrest. “AI is now fundamental to how we support our customers, empower our teams, and continuously improve outcomes while maintaining the highest standards of accuracy and trust.”

“Bluecrest’s transformation demonstrates the real value of AI when it is embedded into the operating model,” said Darren Rushworth, President, NiCE International. “This is not just about automation, it’s about using AI to drive better decisions, better performance, and better experiences at scale.”

About Bluecrest

Bluecrest is the health intelligence company. Since 2012, we’ve been helping more than one million people across the UK and Ireland live healthier for longer, by making personal private health assessments easy, affordable and accessible. Our purpose is simple: to give everyone confidence in their health. We believe that understanding what’s happening inside your body (the good and the could be better) is the smartest way to take control of your future wellbeing.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.